SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                                LCA-Vision Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.001 per share
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                        (Title of Class of Securities)

                                  501803 20 9
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                                (CUSIP Number)

                           Elaine E. Whitbeck, Esq.
                              Alcon Holdings Inc.
                              6201 South Freeway
                         Fort Worth, Texas 76134-2099
                                (817) 551-8693

                                   Copy to:

                           Alan C. Stephenson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000

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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               October 25, 2001

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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

CUSIP No.         501803 20 9

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   1      Names of Reporting Persons

          I.R.S. Identification Nos. of Above Persons (entities only)
          SUMMIT AUTONOMOUS INC.
          IRS. No.: 04-2897945
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          Check the Appropriate Box if a Member of a Group (See Instructions)
   2                                                                  (a)[ ]
                                                                      (b)[x]
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   3      SEC Use Only

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   4      Source of Funds (See Instructions)
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   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                 [ ]
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   6      Citizenship or Place of Organization
          Massachusetts

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                       7                Sole Voting Power
                                        6,602,226*
                       ---------------------------------------------------------
        Number of      8                Shared Voting Power
         Shares                         17,172,120**
      Beneficially     ---------------------------------------------------------
      Owned by Each    9                Sole Dispositive Power
        Reporting                       6,602,226
       Person with     ---------------------------------------------------------
                       10               Shared Dispositive Power
                                        0
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   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          6,602,226

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   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                              [x]
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          Percent of Class Represented
   13     by Amount in Row (11)
          14.2%

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   14     Type of Reporting Person (See Instructions)
          CO

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-------------------------

      * On all matters other than election of directors.

     ** For purposes of election of directors only and for no other purpose. Summit Autonomous Inc., however, disclaims beneficial ownership of 10,569,894 of these Shares. See the response to Item 5 of this Schedule 13D.

CUSIP No.         501803 20 9

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   1      Names of Reporting Persons

          I.R.S. Identification Nos. of Above Persons (entities only)
          ALCON HOLDINGS INC.
          IRS. No.: 75-2880536
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          Check the Appropriate Box if a Member of a Group (See Instructions)
   2                                                                  (a)[ ]
                                                                      (b)[x]
--------------------------------------------------------------------------------
   3      SEC Use Only

--------------------------------------------------------------------------------
   4      Source of Funds (See Instructions)
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                                 [ ]
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   6      Citizenship or Place of Organization
          Delaware

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                       7                Sole Voting Power
                                        6,602,226***
                       ---------------------------------------------------------
        Number of      8                Shared Voting Power
         Shares                         17,172,120****
      Beneficially     ---------------------------------------------------------
      Owned by Each    9                Sole Dispositive Power
        Reporting                       6,602,226
       Person with     ---------------------------------------------------------
                       10               Shared Dispositive Power
                                        0

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   11     Aggregate Amount Beneficially Owned by Each Reporting Person
          6,602,226

--------------------------------------------------------------------------------
   12     Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares (See Instructions)                              [x]
--------------------------------------------------------------------------------
          Percent of Class Represented
   13     by Amount in Row (11)
          14.2%

--------------------------------------------------------------------------------
   14     Type of Reporting Person (See Instructions)
          CO

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------------------------------

      *** On all matters other than election of directors.

     **** For purposes of election of directors only and for no other purpose. Alcon Holdings Inc., however, disclaims beneficial ownership of 10,569,894 of these Shares. See the response to Item 5 of this Schedule 13D.

          Summit Autonomous Inc., a Massachusetts corporation (formerly known as Summit Technology, Inc.) ("Summit"), and Alcon Holdings Inc., a Delaware corporation ("Parent" and, together with Summit, the "Reporting Persons"), hereby amend and supplement the statement on Schedule 13D originally filed by Summit on August 28, 1997, as amended by Amendment Nos. 1 and 2 thereto (the "Statement"), relating to shares of Common Stock, par value $.001 per share (the "Common Stock"), of LCA-Vision Inc., a Delaware corporation (the "Issuer"). Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.

Item 4.    Purpose of Transaction.

          Item 4 is hereby amended and supplemented by adding the following:

          On October 25, 2001, Summit received a letter from the Issuer declining Summit's offer to sell to the Issuer 6,602,226 shares of Common Stock of the Issuer held by Summit (the "Shares") at a price of $1.49 per Share.

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 25, 2001


                                         SUMMIT AUTONOMOUS INC.,

                                         by: /s/ Elaine E. Whitbeck
                                             ----------------------------------
                                             Name:  Elaine E. Whitbeck
                                             Title: Vice President and Clerk


                                         ALCON HOLDINGS INC.,

                                         by: /s/ Elaine E. Whitbeck
                                             ----------------------------------
                                             Name:  Elaine E. Whitbeck
                                             Title: Vice President and Secretary